Scorpio Bulkers Inc. Announces Purchase of Common Shares by Scorpio Services Holding Limited
MONACO, October 28, 2020 (GLOBE NEWSWIRE) -- Scorpio Bulkers, Inc. (NYSE: SALT) (the “Company”) announced today that Scorpio Services Holding Limited (“SSH”), a related party, has purchased 130,000 common shares of the Company at an average price of $11.22 per share in the open market. The Company currently has 12,386,880 common shares outstanding, of which SSH and its affiliates own 2,982,751 or 24.08%.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities, and is investing in the next generation of wind turbine installation vessels. The Company has recently sold two vessels and has contracted to sell six additional vessels, which are expected to close in the fourth quarter of 2020. Upon the completion of the announced vessel sales, Scorpio Bulkers Inc. will have an operating fleet of 46 vessels consisting of 41 wholly-owned or finance leased drybulk vessels (including 13 Kamsarmax vessels and 28 Ultramax vessels), and five time chartered-in Kamsarmax vessels. In addition to its dry bulk fleet, the Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 2.8 million dwt and all of the Company’s owned and finance leased vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)